Exhibit 12.1

SolarCity Corporation

Ratio of Earnings to Fixed Charges

(in thousands)

		Year Ended December 31,				Six Months Ended June 30,
	2009	2010	2011	2012	2013	2014
Ratio of Earnings to Fixed Charges:

Loss before income taxes	$(22,698)	$(47,009)	$(73,622)	$(113,672)	$(176,557)	$(163,487)

Add:
Fixed Charges	763	5,503	10,319	21,630	27,614	22,387

Less:
Net (loss) income attributable to noncontrolling interests	3,507	(8,457)	(117,230)	(14,391)	(95,968)	(91,963)

(Loss) earnings as adjusted	$(25,442)	$(33,049)	$53,927	$(77,651)	$(52,975)	$(49,137)

Fixed charges:
Interest expense	334	4,975	9,362	20,244	25,810	21,069
Interest included in rent (i)	429	528	957	1,386	1,804	1,318

Total Fixed charges	$763	$5,503	$10,319	$21,630	$27,614	$22,387

Ratio of earnings to fixed charges (ii)	(33.34)	(6.01)	5.23	(3.59)	(1.92)	(2.19)

Coverage deficiency	$(26,205)	$(38,552)	$43,608	$(99,281)	$(80,589)	$(71,524)

(i)	Interest included in rent has been calculated at one-third of all rental expense. We consider that to be a reasonable approximation of the interest factor included in rental expense.
(ii)	The ratio of earnings to fixed charges was computed by dividing earnings as adjusted by fixed charges for the periods indicated.